Mail Stop 0306

      January 18, 2005

VIA U.S. MAIL and FACSIMILE (314) 771-0650


Daniel C. Dunn
Vice President and Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, MO  63110

	RE:	Allied Healthcare Products, Inc.
		Form 10-K/A for the fiscal year ended June 30, 2004
		Filed October 1, 2004
		Form 10-Q for the quarter ended September 30, 2004
		File No. 000-19266

Dear Mr. Dunn:

      We have reviewed your response letter dated November 24,
2004
and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Critical Accounting Policies - Page 13

1. Refer to your response to previous comment 2. We note that during
2004 you recorded an adjustment to your reserve for excess and obsolete inventory to reflect the current replacement cost of inventory. You recorded this adjustment as an increase to the reserve and decrease to inventory, having a net zero impact on net inventory or income. SAB 5BB indicates an impairment charge to inventory creates a new cost basis for that inventory and, therefore, cannot be subsequently revalued. As such, it appears as thought this charge represents additional impairment that should be recognized currently in income. Please clarify or provide details of the basis for this accounting treatment.
2. As a related matter, you state that when obsolete inventory has been sold for less than cost, the loss on the sale has been charged to the inventory reserve. Again, this appears to be additional impairment in your inventory that should be recognized currently in income. Please tell us in detail the basis for your accounting treatment.
Exhibits 31.1 and 31.2

3. Refer to previous comment 17. We see that you filed an amendment on October 1, 2004 to correct the text of your certifications. However, the certifications included in that amended filing are still not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Refer to Part II.B.4 of Release No.
8124. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with currently dated certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b) (31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2004

Consolidated Financial Statements

Note 7.  Agreement with Abbott Laboratories - Page 10
4. We see that you are recognizing $600,000 for costs incurred in connection with the withdrawal of Baralyme(R) from the market as net sales with a corresponding cost of sales for the estimated cost of the suspended operations at your Stuyvesant Falls, New York, facility. You disclose that the estimated amount of severance and benefit payments will total $138,000. Tell us and disclose in future filings the nature of the remainder of these costs. Additionally, tell us how you have considered whether these costs are exit costs under SFAS 146 and the related disclosure requirements. In addition, clarify the basis for recognizing the $600,000 payment in net sales rather than as a reduction (reimbursement) of costs incurred. Is there any obligation to repay any of these amounts? More details should also be provided of the basis for recognition of amounts over the term of the agreement and any additional obligations or other factors that could impact this treatment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

5. Please revise future filings to explain significant changes in your operating trends. For example, you state that international business was down 17% but do not provide an explanation.
Item 4. Controls and Procedures - Page 16
6. In future filings, please revise your disclosure concerning changes in internal controls over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fiscal quarter, not subsequent to period end, that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August
13, 2003.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Brooks Lochhead, Staff Accountant, at
(202)
942-8972 or me at (202) 942-1791 if you have any questions.

							Sincerely,



							Brian Cascio
							Accounting Branch Chief


??

??

??

??

Mr. Dunn
Allied Healthcare Products, Inc.
January 18, 2005
Page 1 of 4